UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

May 15, 2009

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto President & CEO
Head Office:	2-5-1 Marunouchi Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Redemption of “Non-dilutive” Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its board of directors has resolved today to redeem in full preferred securities issued by its group’s overseas special purpose subsidiary as set forth below.

1. Summary overview of Preferred Securities to be redeemed

Issuer	Mizuho Preferred Capital (Cayman) Limited
Type of securities	Non-cumulative Perpetual Preferred Securities
Mandatory redemption date	None
Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2009
Dividends	Floating dividend rate
Total amount issued	JPY 176 billion
Issue date	March 15, 1999
Aggregate redemption amount	JPY 176 billion

2. Scheduled redemption date

June 30, 2009 (Tue)

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the redemption of “non-dilutive” preferred securities and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.